Filed Pursuant to Rule 433

Registration No. 333-140871

September 24, 2007

Free Writing Prospectus

(To Prospectus dated

February 23, 2007 and

Prospectus Supplements

dated September 24, 2007)

Standard Pacific Corp. Announces Proposed Offering of $100 Million of Convertible Senior Subordinated Notes due 2012, Proposed Entry into Share Lending Agreement and Convertible Note Hedge Transactions and Approval of Elimination of Dividend.

IRVINE, Calif., Sept. 24, 2007 – Stephen Scarborough, Chairman of the Board, Chief Executive Officer and President of Standard Pacific Corp. (NYSE: SPF), today announced the proposed public offering by the Company of $100 million aggregate principal amount of convertible senior subordinated notes due 2012. The Company intends to grant the underwriters of the proposed offering an option to purchase up to an additional $15 million aggregate principal amount of notes solely to cover over-allotments. Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and J.P. Morgan Securities Inc. will act as joint bookrunning managers for the proposed note offering.

The principal amount of the notes will be convertible into shares of the Company’s common stock, cash or a combination of stock and cash, at the Company’s option. The interest rate, conversion rate, conversion price and other terms of the notes will be determined at the time of pricing of the offering. Holders of the notes may require the Company to repurchase the notes if the Company is involved in certain types of corporate transactions or other events constituting a fundamental change. The notes will be guaranteed on a senior subordinated unsecured basis by the Company’s subsidiaries that have guaranteed the Company’s existing senior debt and senior subordinated notes. The notes will be general senior subordinated obligations of the Company and the subsidiary guarantors.

In connection with the notes offering, the Company plans to enter into convertible note hedge transactions with certain counterparties that are affiliates of certain of the underwriters of the note offering. These convertible note hedge transactions are intended to reduce the potential dilution to the holders of the Company’s common stock upon conversion of the notes.

In connection with establishing the initial hedge of the convertible note hedge transactions, the relevant counterparties or their affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of the notes.

The Company intends to use the net proceeds of the notes offering to repay a portion of the outstanding indebtedness under its revolving credit facility and pay the cost of the convertible note hedge transactions.

Concurrently with the offering of the notes and the convertible note hedge transactions, the Company intends to enter into a share lending agreement with an affiliate of Credit Suisse, pursuant to which the Company will lend shares of its common stock to such affiliate. Under the share lending agreement, the share borrower will offer and sell the borrowed shares in a registered public offering and will use the short position resulting from the sale of such shares to facilitate the establishment of hedge positions by investors in the notes to be offered. Such affiliate of Credit Suisse will receive all of the proceeds from the sale of the borrowed shares. The Company will not receive any of the proceeds from such sales, but will receive a nominal lending fee from the share borrower.

While the borrowed shares would be considered issued and outstanding for corporate law purposes, the Company believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares would not be considered outstanding for the purpose of computing and reporting earnings per share because the shares lent pursuant to the share lending agreement would be required to be returned to the Company on or about October 1, 2012, or earlier in certain circumstances.

The Company has filed preliminary prospectus supplements with the Securities and Exchange Commission (“SEC”) relating to the proposed public offering of the convertible notes and the public offering of the shares borrowed under the share lending agreement.

On September 14, 2007, and in contemplation of the proposed notes offering, the Board of Directors of the Company eliminated the Company’s quarterly cash dividend. This action will save the Company approximately $10 million per year. The Company intends to dedicate the cash that would have been used to pay dividends to debt reduction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Standard Pacific has filed a registration statement (including a prospectus and prospectus supplements) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplements) in that registration statement and other documents Standard Pacific has filed with the SEC for more complete information about Standard Pacific and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Standard Pacific, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Banc of America Securities LLC toll free at 1-800-294-1322, or JPMorgan Securities Inc. toll free at 1-866-430-0686.

Standard Pacific, one of the nation’s largest homebuilders, has built homes for more than 98,000 families during its 41-year history. The Company constructs homes within a wide range of price and size targeting a broad range of homebuyers. Standard Pacific operates in many of the largest housing markets in the country with operations in major metropolitan areas in California, Florida, Arizona, the Carolinas, Texas, Colorado, and Nevada. The Company provides mortgage financing and title services to its homebuyers through its subsidiaries and joint ventures, Standard Pacific Mortgage, SPH Home Mortgage, Home First Funding, Universal Land Title of South Florida and SPH Title.

This news release contains forward-looking statements, including statements regarding the offering, the intended use of the net proceeds from the offering, the effect of the note hedge transactions, and the belief that the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share. These forward-looking statements involve risks and uncertainties, including that none of the proposed transactions will be entered into, or if entered into, may not be completed. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the Company’s stock price, management’s broad discretion over the use of the net proceeds of the offering, or changes in U.S. generally accepted accounting principles or in their interpretation. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.